December 20, 2018

Scott Stoegbauer
Chief Executive Officer
CannAwake Corporation
HCI Box 360
107355 Nipton Road
Nipton, California 92364

       Re: CannAwake Corporation
           Item 4.02 Form 8-K
           Filed December 12, 2018
           File No. 0-30563

Dear Mr. Stoegbauer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Item 4.02 Form 8-K Filed December 12, 2018

Item 4.02 - Non Reliance on Previously Issued Financial Statements or a Related Audit Report or
Completed Interim Review, page 1

1. We note that you determined that the financial statements originally filed in your 2018 second quarterly report should not be relied upon due to errors in your accounting for a deemed dividend on Series A preferred stock after being advised by your auditor to reevaluate your accounting and to consider restating your financial statements.

      Under these circumstances, you are required to obtain and file a letter from MaloneBailey,
      LLP stating whether it agrees with the statements made by you in response to Item 4.02 and, if not, stating the respects in which it does not agree.

      Tell us the reasons for any delay in your efforts to comply with this requirement. Once
 Scott Stoegbauer
CannAwake Corporation
December 20, 2018
Page 2
         you have obtained the independent accountant's letter, you should amend the Form 8-K to include the letter as an exhibit within two business days.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at
(202) 551-3686 with any other questions.



FirstName LastNameScott Stoegbauer                          Sincerely,
Comapany NameCannAwake Corporation
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December 20, 2018 Page 2                                    Office of Natural
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